UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Amendment No. 12)*
THE SECURITIES EXCHANGE ACT OF 1934
Euronav NV
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
B38564108
(CUSIP Number)
Famatown Finance Limited
c/o Seatankers Management Co. Ltd
Deana Beach Apartments,  Block 1, 4th Floor,
33 Promachon Eleftherias Street
Ayios Athanasios
4103 Limassol
Cyprus
Attn: Spyros Episkopou
+ (357) 25-858-300

with a copy to:

Keith J. Billotti, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
+1 (212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 22, 2023
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS

Famatown Finance Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

1.	NAME OF REPORTING PERSONS

Frontline plc

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS

Hemen Holding Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

* Hemen Holding Limited owns approximately 35.6% of the issued and outstanding ordinary shares of Frontline plc and may be deemed to beneficially own the Ordinary Shares (defined below) that Frontline plc owns.

1.	NAME OF REPORTING PERSONS

Greenwich Holdings Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

* Greenwich Holdings Limited is the sole shareholder of Famatown Finance Limited and Hemen Holding Limited. As such, it may be deemed to beneficially own the Ordinary Shares beneficially owned by Famatown Finance Limited and beneficially owned by Hemen Holding Limited.

1.	NAME OF REPORTING PERSONS

C.K. Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

*C.K. Limited  is the trustee of two trusts (the “Trusts”) settled by Mr. John Fredriksen. The Trusts indirectly hold all of the shares of Greenwich Holdings Limited, Famatown Finance Limited and Hemen Holding Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the Ordinary Shares that are beneficially owned by Greenwich Holdings Limited and Hemen Holding Limited and owned by Famatown Finance Limited and Frontline plc. The beneficiaries of the Trusts are members of Mr. Fredriksen’s family. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such Ordinary Shares and Mr. Fredriksen disclaims any control over such Ordinary Shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

This Amendment No. 12 to Schedule 13D (this “Amendment No. 12”) relates to the Ordinary Shares, no par value (the “Ordinary Shares”), of Euronav NV (the “Issuer”).  Amendment No. 12 amends and supplements the initial Schedule 13D that Famatown Finance Limited, a Cyprus company (“Famatown”), Greenwich Holdings Limited, a Cyprus company (“Greenwich Holdings”), and C.K. Limited, a Jersey company (“C.K. Limited”) filed with the Commission on October 13, 2021, as amended by Amendment No. 1 thereto filed with the Commission on April 28, 2022; Amendment No. 2 thereto filed with the Commission on May 3, 2022; Amendment No. 3 thereto filed with the Commission on June 21, 2022; Amendment No. 4 thereto filed with the Commission on July 12, 2022, Amendment No. 5 thereto filed with the Commission on December 7, 2022, Amendment No. 6 thereto filed with the Commission on January 13, 2023, Amendment No. 7 thereto filed with the Commission on January 20, 2023, Amendment No. 8 thereto filed with the Commission on January 26, 2023, Amendment No. 9 thereto filed with the Commission on April 3, 2023, Amendment No. 10 thereto filed with the Commission on June 2, 2023, and Amendment No. 11 thereto filed with the Commission on October 11, 2023  (collectively, the “Original Schedule 13D” and, together with this Amendment No. 12, this “Schedule 13D”). Capitalized terms used in this Amendment No. 12 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported in the Original Schedule 13D.
On November 21, 2023, as a result of the closing of the Share Sale (defined and described in Item 4 hereto), the Reporting Persons do not beneficially own any Ordinary Shares, and this Amendment No. 12 constitutes an exit filing for the Reporting Persons.
Item 1.	Security and Issuer.

This Amendment No. 12 relates to the Ordinary Shares of the Issuer. The principal executive office of the Issuer is De Gerlachekaai 20, 2000 Antwerpen, Belgium.

Item 2.	Identity and Background.

This Amendment No. 12 is being filed on behalf of the following:

	(i) (ii) (iii)	Famatown; Frontline plc (formerly known as Frontline Ltd.) (“Frontline”); Hemen Holding Limited (“Hemen Holding”);

	(iv)	Greenwich Holdings; and

	(v)	C.K. Limited.

Famatown, Frontline, Hemen Holding, Greenwich Holdings and C.K. Limited are collectively referred to as the “Reporting Persons.” Greenwich Holdings is the sole shareholder of Famatown and Hemen Holding. Hemen Holding owns approximately 35.6% of Frontline’s issued and outstanding ordinary shares. The shares of Famatown, Hemen Holding and Greenwich Holdings are indirectly held in the Trusts. C.K. Limited is the trustee of the Trusts.

(a., b., c. and f.)

(i) The address of Famatown’s principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. The principal business of Famatown is acting as an investment holding company. The name, citizenship, present principal occupation of Famatown’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Famatown does not have any executive officers.

Spyros Episkopou	Director
Dr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Dr. Episkopou is a citizen of Cyprus.

Christakis Theodoulou	Director
Mr. Theodoulou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Theodoulou is a citizen of Cyprus.

Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

(ii) The address of Frontline’s principal place of business is 8, John Kennedy Street, Irish House, Off. 740B, Limassol, Cyprus 3106. The name, citizenship, present principal occupation of Frontline’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below.

John Fredriksen	Director	Mr. Fredriksen is a citizen of Cyprus. Mr. Fredriksen is a member of the board of directors of Frontline.
Steen Jakobsen	Director	Mr. Jakobsen is a citizen of Denmark. Mr. Jakobsen is also the Chief Investment Officer of Saxo Bank.
Ola Lorentzon	Director	Mr. Lorentzon is a citizen of Sweden. Mr. Lorentzon is also the chairman of the board of directors of Golden Ocean Group Limited.
James O’Shaughnessy	Director	Mr. O'Shaughnessy is a citizen of the United Kingdom. Mr. O'Shaughnessy is also the executive vice president, chief accounting officer and corporate controller of Axis Capital Holdings Limited.
Ole B. Hjertaker	Director	Mr. Hjertaker is a citizen of Norway. Mr. Hjertaker is also the chief executive officer of SFL Corp Ltd.
Marios Demetriades	Director	Mr. Demetriades is a citizen of Cyprus. Mr. Demetriades is also the managing partner at MD Mindset Partners Ltd.
Lars H. Barstad	Principal Executive Officer	Mr. Barstad is a citizen of Norway. Mr. Barstad is also the chief executive officer of Frontline Management AS.
Inger M. Klemp	Principal Financial Officer and Principal Accounting Officer	Ms. Klemp is a citizen of Norway. Ms. Klemp is also the chief financial officer of Frontline Management AS and a director of Independent Tankers Corporation Limited.

(iii) The address of Hemen Holding’s principal place of business is P.O. Box 53562, CY3399, Limassol, Cyprus. The principal business of Hemen Holding is acting as an investment holding company. The name, citizenship, present principal occupation of Hemen Holding’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Hemen Holding’s does not have any executive officers.

Spyros Episkopou	Director
Dr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Dr. Episkopou is a citizen of Cyprus.

Chritakis Theodoulou	Director
Mr. Theodoulou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Theodoulou is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias’ principal business address is Georgiou Drossini 6, 4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

(iv) The address of Greenwich Holdings’ principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. The principal business of Greenwich Holdings is acting as an investment holding company. The name, citizenship, present principal occupation of Greenwich Holdings’ directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Greenwich Holdings does not have any executive officers.

Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.
Spyros Episkopou	Director
Dr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Dr. Episkopou is a resident of Cyprus.

Christakis Theodoulou	Director
Mr. Theodoulou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Theodoulou is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias’ principal business address is Georgiou Drossini 6, 4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

(v) The address of C.K. Limited’s principal place of business is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP. The principal business of C.K. Limited is acting as trustee of the Trusts that indirectly hold all of the shares of Famatown, Hemen Holding and Greenwich Holdings. The name, citizenship, present principal occupation of C.K. Limited’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. C.K Limited does not have any executive officers.

Spyros Episkopou	Director
Dr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Dr. Episkopou is a citizen of Cyprus.

Eirini Santhi Theocharous	Alternate Director to Spyros Episkopou
Mrs. Theocharous’ principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

JTC Directors Limited	Corporate Director	JTC Directors Limited’s business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE2 3QA. JTC Directors Limited is organized in Jersey.
Castle Directors Limited	Corporate Director	Castle Directors Limited’s principal business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE2 3QA. Castle Directors Limited is organized in Jersey.

(d. and e.)
To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

There are no material changes to the Original Schedule 13D.
Item 4.	Purpose of Transaction.

On October 9, 2023, Famatown and Frontline entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with CMB NV (“CMB”), pursuant to which Frontline and Famatown agreed to sell to CMB an aggregate of 57,479,744 Ordinary Shares (representing all Ordinary Shares they beneficially own) for an aggregate purchase price of $1,059,351,682 (the “Share Sale”).

The Share Sale closed on November 22, 2023 (the “Closing”).  As a result of the Closing, the Reporting Persons no longer beneficially own any Ordinary Shares of the Issuer.  Two members of the Supervisory Board of the Issuer, John Fredriksen and Cato H. Stonex, who are representatives of Famatown, tendered their resignations from the Supervisory Board effective upon the Closing.

In connection with  Closing, Frontline has agreed to purchase 24 vessels from the Issuer (the “Acquisition”) subject to the terms and conditions set forth in the Framework Agreement, dated October 9, 2023 between Frontline and the Issuer (the “Framework Agreement”). In addition, Frontline, Famatown, Hemen Holding, Geveran Trading Co. Limited and the Issuer have entered into the Settlement Agreement, dated October 9, 2023 (the “Settlement Agreement”), pursuant to which the arbitration proceedings filed by the Issuer in January 2023 against Frontline (the “Arbitration Proceedings”) shall be withdrawn and the parties to the Settlement Agreement shall waive all rights and claims that they have or may have against one other concerning the entering into, performance and termination of the Combination Agreement, which shall be deemed irrevocably terminated. The Settlement Agreement is subject to the terms and conditions set forth therein.

All conditions precedent to the Share Sale, including approval of the inter-conditionality of the Share Sale and the Acquisition by the Issuer's shareholder meeting and anti-trust approvals, have been fulfilled. All of the vessel transfer agreements comprising the Acquisition have come into effect, and closing under all of the vessels transfer agreements is expected to take place mainly in the fourth quarter of  2023 and partly in the first quarter of 2024. As part of the overall agreement, the Arbitration Proceedings have also been effectively terminated, against nil consideration.

The foregoing descriptions of the Share Purchase Agreement and Framework Agreement are not complete, and each of them is qualified in its entirety by the full text of the Share Purchase Agreement or the Framework Agreement, as applicable, which are attached hereto as Exhibit B (the Share Purchase Agreement) and Exhibit C (the Framework Agreement), and the terms of which are incorporated herein by reference.

On November 22, 2023, Frontline issued a press release, attached hereto as Exhibit D, in which it announced the Closing.

Item 5.	Interest in Securities of the Issuer.

(a, b)
According to the Issuer’s financial results for the first half and second quarter ended June 30, 2023, which were filed with the Commission on Form 6-K on August 3, 2023, there were 201,912,942 Ordinary Shares issued and outstanding as of June 30, 2023. The Reporting Persons report beneficial ownership of the following Ordinary Shares:

Famatown may be deemed to be the owner of 0 Ordinary Shares, constituting 0% of the Ordinary Shares outstanding. Famatown has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 0 Ordinary Shares. Famatown has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 0 Ordinary Shares.

Frontline may be deemed to be the owner of 0 Ordinary Shares, constituting 0% of the Ordinary Shares outstanding. Frontline has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 0 Ordinary Shares. Frontline has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 0 Ordinary Shares.

Hemen Holding, through Frontline, may be deemed to be the owner of 0 Ordinary Shares, constituting 0% of the Ordinary Shares outstanding. Hemen Holding has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 0 Ordinary Shares. Hemen Holding has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 0 Ordinary Shares.

Greenwich Holdings, through Famatown and Hemen Holding, may be deemed to be the beneficial owner of 0 Ordinary Shares, constituting 0% of the Ordinary Shares outstanding. Greenwich Holdings has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 0 Ordinary Shares. Greenwich Holdings has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 0 Ordinary Shares.

C.K. Limited, through Greenwich Holdings, may be deemed to be the beneficial owner of 0 Ordinary Shares, constituting 0% of Ordinary Shares outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 0 Ordinary Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 0 Ordinary Shares.

(c)	To the best of the Reporting Persons’ knowledge, no transactions in the Common Shares were effected in open market purchases by the Reporting Persons during the past 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Ordinary Shares beneficially owned by the Reporting Persons.

(e)
As a result of closing of the Share Sale, on November 22, 2023, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 12 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.  To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement (incorporated by reference to Exhibit A to Amendment No. 11 to the Original Schedule 13D, dated October 11, 2023)
Exhibit B – Share Purchase Agreement (incorporated by reference to Exhibit B to Amendment No. 11 to the Original Schedule 13D, dated October 11, 2023)
Exhibit C – Framework Agreement (incorporated by reference to Exhibit C Amendment No. 11 to the Original Schedule 13D, dated October 11, 2023)
Exhibit D – Press Release Dated November 22, 2023

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 24, 2023

FAMATOWN FINANCE LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
FRONTLINE PLC

/s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer

HEMEN HOLDNG LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
GREENWICH HOLDINGS LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director

Exhibit D

FRO – Closing under the Share Purchase Agreement with CMB NV
22.11.2023

Frontline plc (“Frontline”) (NYSE and OSE: FRO), today announced that the sale by Frontline of 13.7 million shares in Euronav NV (“Euronav”) to CMB NV (“CMB”) has been completed. On 9 October 2023 Frontline announced that it had agreed on an integrated solution to the strategic and structural deadlock in Euronav, where Frontline had entered into agreements with Euronav to acquire a high-quality ECO fleet of 24 VLCCs with an average age of 5.3 years, for an aggregate purchase price of USD 2,350 million (the “Acquisition”). In connection with the Acquisition, Frontline and Famatown Finance Limited (“Famatown”) had agreed to sell all their shares in Euronav (representing in aggregate 26.12% of Euronav’s issued shares) to CMB at a price of USD 18.43 per share (the “Share Sale”).
All conditions precedent to the Share Sale, including approval of the inter-conditionality of the Share Sale and the Acquisition by the Euronav shareholders meeting and anti-trust approvals, have been fulfilled. The Share Sale successfully closed today and Frontline and Famatown are no longer shareholders in Euronav.
All of the vessels transfer agreements comprising the Acquisition have come into effect, and closing under all of the vessels transfer agreements is expected to take place mainly in the fourth quarter of  2023 and partly in the first quarter of 2024.
As part of the overall agreement, the arbitration action filed by Euronav in January 2023 following Frontline’s withdrawal from their combination agreement has also been effectively terminated, against nil consideration.
Advisors:
DNB Markets, a part of DNB Bank ASA is serving as financial advisor to Frontline. Advokatfirmaet Schjødt AS, Advokatfirmaet Wiersholm AS and Allen & Overy (Belgium) LLP are serving as legal counsel to Frontline in connection with the Acquisition.
November 22, 2023
The Board of Directors
Frontline plc
Limassol, Cyprus
Questions should be directed to:
Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00

Forward-Looking Statements
Matters discussed in this announcement may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Frontline and its subsidiaries, desire to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. This announcement and any other written or oral statements made by Frontline or its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions, terms or phrases may identify forward-looking statements.
The forward-looking statements in this announcement are based upon various assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and data available from third parties. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Frontline’s control, it cannot assure you that Frontline will achieve or accomplish these expectations, beliefs or projections. Frontline undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. In addition to these important factors and matters discussed elsewhere herein, important factors that, in Frontline’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the parties’ ability to obtain the necessary regulatory approvals and to meet other closing conditions to complete the transactions referenced herein, as well as important factors described from time to time in the reports and other documents, including filings with the U.S. Securities and Exchange Commission.
This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act